ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED	BOND NUMBER

Morgan Stanley Investment Advisors, Inc	87123109B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

October 5, 2009	March 1, 2009 to October 5, 2009	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on October 5, 2009

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.